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                            April 26, 2024

       Lap Sun Wong
       Chief Executive Officer and Chairman of the Board
       Hong Kong Pharma Digital Technology Holdings Ltd
       Room B1, 5/F., Well Town Industrial Building
       13 Ko Fai Road, Yau Tong, Kowloon
       Hong Kong

                                                        Re: Hong Kong Pharma
Digital Technology Holdings Ltd
                                                            Draft Registration
Statement on Form F-1
                                                            DRS submitted on
March 29, 2024
                                                            CIK No. 0002007702

       Dear Lap Sun Wong:

                                                        We have reviewed your
draft registration statement and have the following comment(s).

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1

       Cover Page

   1. We note your disclosure that "Hong Kong Pharma is not an operating company, but a
                                                        Cayman Islands holding
company with operations solely conducted by its subsidiaries."
                                                        Please revise this
statement here and elsewhere as appropriate to clarify that Hong Kong
                                                        Pharma is not a Chinese
operating company. Additionally, please explain whether the
                                                        holding company
structure is used to provide investors with exposure to foreign investment in
China-based companies where Chinese law prohibits direct foreign investment in the
operating companies. Lastly, please clearly acknowledge here, as you do in the Prospectus
Summary, that Chinese regulatory authorities could disallow this holding company
structure, which would likely result in a material change in your operations and/or a
material change in the value of the securities you are registering
 Lap Sun Wong
FirstName
Hong KongLastNameLap     Sun  Wong
             Pharma Digital Technology Holdings Ltd
Comapany
April       NameHong Kong Pharma Digital Technology Holdings Ltd
       26, 2024
April 226, 2024 Page 2
Page
FirstName LastName
         for sale, including that it could cause the value of such securities to significantly decline or become worthless.
2. We note your disclosure that "to the extent [y]our cash or assets are in Hong Kong or with a Hong Kong entity, such funds or assets may not be available to fund operations or for other use outside of Hong Kong due to interventions in or the imposition of restrictions
         and limitations on HK Subsidiaries    ability to transfer funds or
assets by the PRC
         government." Please amend your prospectus summary and risk factors sections to also include this disclosure, and revise here to provide cross-references to these other discussions.
3. We note your disclosure that "there are currently no such restrictions on foreign exchange and our ability to transfer cash or assets between Hong Kong Pharma and any of our HK
         Subsidiaries." Please revise to further discuss whether there are limitations on your ability to transfer cash between you, your subsidiaries or investors. Additionally, please revise your prospectus summary, summary risk factors and risk factors sections to include a discussion of this issue and provide a cross-reference here to such discussions.
Our Risks and Challenges, page 3

4. Please revise the cross-reference accompanying each summary risk factor related to your operations in Hong Kong and China to include the title of the individual detailed risk factor.
Risks Related to Doing Business in Hong Kong, page 5

5. We note your statement here and on pages 9-10 and 32 that "the legal and operational risks associated with operations in China may also apply to our operations in
         Hong Kong." Please revise your disclosure here and elsewhere as appropriate to affirmatively clarify that the legal and operational risks associated with operating in China also apply to operations in Hong Kong.
Corporate Structure, page 8

6. Please revise the diagram to (i) clearly identify the entity in which investors are purchasing their interest and the entity(ies) in which the company's operations are conducted and (ii) identify the "Existing Shareholders" who own Hong Kong Pharma
         Digital Technology Holdings Limited.
Transfer of Cash Through Our Organization, page 8

7. Please quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries. In this regard, we note your disclosure that
         "there were no transfers of funds between Hong Kong Pharma and any of the HK
         Subsidiaries except that the portion of the subscription price for the Class B Redeemable
         Ordinary Shares that had been paid by the holder of such shares was remitted to Joint
 Lap Sun Wong
FirstName
Hong KongLastNameLap     Sun  Wong
             Pharma Digital Technology Holdings Ltd
Comapany
April       NameHong Kong Pharma Digital Technology Holdings Ltd
       26, 2024
April 326, 2024 Page 3
Page
FirstName LastName
         Cross Border directly as an interest-free, payable on demand loan from Hong Kong
         Pharma." Additionally, please provide cross-references to the consolidated financial statements. Lastly, to the extent true, please revise your disclosure to make clear if no dividends, or distributions have been made to date. Alternatively, quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences.
Recent Regulatory Developments in China, page 10

8. We note your disclosure that "as of the date of this prospectus, in respect of the New
         Overseas Listing Rules, in the opinion of our directors and officers, we are not required to obtain permission from any PRC authorities (including those in Hong
Kong) to issue our
         Ordinary Shares to investors, including the CSRC or any other PRC governmental authority." However, your disclosure under the section captioned "Permission Required from Hong Kong and Chinese Authorities" indicates that you have relied on the opinions of counsel in concluding that you are not required to obtain permissions from any PRC authorities. Please advise or reconcile this discrepancy here and elsewhere as appropriate.
9. Where you discuss the inapplicability to you of a cybersecurity review or approval by the
         CAC or pursuant to the CRM on page 11, please revise to acknowledge that you have relied upon your PRC legal counsel to make such conclusion, if true, as you state on your prospectus cover page.
Permission Required from Hong Kong and Chinese Authorities, page 11

10. We note your disclosure that according to your Hong Kong counsel, "none of Hong Kong
         Pharma or its HK Subsidiaries is required to obtain permissions or approvals from
         Hong Kong authorities for the proposed listing in the U.S. or to issue its Ordinary Shares to foreign investors." Please revise to additionally address each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business.
Implications of Being a Foreign Private Issuer, page 14

11. Revise your disclosure to advise investors definitively as to your plans to take advantage of the exemptions available to you as a foreign private issuer. Provide consistent disclosure on page 6.
Implications of Being a Controlled Company, page 15

12. Please revise your disclosure here and elsewhere as appropriate to 1) state if true, that the controlling shareholder will have the ability to determine all matters requiring approval by stockholders and 2) clarify, if true, that in the event that you were
to lose your    controlled
         company    status, you could still rely on the relevant listing
exchange's rules that permit a
         foreign private issuer to follow its home country requirements to some extent concerning
 Lap Sun Wong
Hong Kong Pharma Digital Technology Holdings Ltd
April 26, 2024
Page 4
         corporate governance issues, including whether a majority of its board of directors must be independent. Provide consistent disclosure about your intention to not rely upon this exemption on page 6, if true.
Risk Factors
Certain customers contributed to a significant percentage of our total revenue
.. . ., page 21

13. Expand your disclosure here to disclose the material terms of your agreement with
         CaiNiao, including material obligations of either party, termination provisions and fee structure. Additionally, please file such agreement as an exhibit to the registration statement. See Item 601(b)(10) of Regulation S-K.
Our major suppliers include OTC pharmaceutical producers and distributors . . .., page 24

14. We note your disclosure that you "generally enter into supply contracts with our major suppliers." To the extent your business is substantially dependent on such supply contracts, please file any such agreements as exhibits to the registration statement or tell us why you believe you are not required to do so. Refer to Item 601(b)(10)(ii)(B) of
         Regulation S-K.
We may become subject to a variety of PRC laws and other obligations . . ., page 38

15. We note your disclosure discussing the CAC and suggesting that "[you] do not believe
         [you] are obligated to apply for a cybersecurity review pursuant to the CRM." Please disclose here, the basis on which you made this determination. In this regard, we note your disclosure on page 11 that " [you] have also been advised by Beijing Deheng Law
         Offices, [y]our PRC counsel, that . . . as of the date of this prospectus, none of Hong Kong
         Pharma or its HK Subsidiaries is required to obtain permissions or approvals from any
         PRC authorities for the proposed listing in the U.S. and to issue its Ordinary Shares to foreign investors, including the CSRC or the CAC."
Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 55

16. You disclose inventories increased $191,155 in fiscal year 2023 and were $190,887 on
       March 31, 2023. Please reconcile the increase in inventories to their balances as of March
       31, 2023 and 2022. We also note the cost of inventories in your cost of sales was
       $4,184,709 for the year ended March 31, 2023. Please explain to us, and disclose in an
FirstName LastNameLap Sun Wong
       appropriate section of your registration statement, the inventory turnover ratio or other
Comapany    NameHong
       measure  used byKong   Pharma to
                         management   Digital  Technology
                                         monitor            Holdings
                                                  inventories        Ltd an
analysis of material
                                                              along with
       changes
April 26,      in trends.
          2024 Page 4 Refer to Item 5 of Form 20-F and Item 4(a) of Form F-1. FirstName LastName
 Lap Sun Wong
FirstName
Hong KongLastNameLap     Sun  Wong
             Pharma Digital Technology Holdings Ltd
Comapany
April       NameHong Kong Pharma Digital Technology Holdings Ltd
       26, 2024
April 526, 2024 Page 5
Page
FirstName LastName
Quantitative and Qualitative Disclosures about Market Risk
Foreign Currency Exchange Risk, page 59

17. We note your disclosure that the "company is exposed to foreign currency risk." To the extent material, please revise your summary risk factors and risk factors sections to specifically identify this risk.
Enforceability of Civil Liabilities, page 115

18. We note your disclosure that "most of the directors and executive officers are nationals or residents of jurisdictions other than the United States and all or a substantial portion of their assets are located outside the United States." We also note your disclosure on page
         45 that "most of [y]our directors and officers are nationals or residents of Hong Kong" and page 38 where you state that "most of the senior management in charge of [y]our business operations are not Chinese citizens or domiciled in the PRC." As it appears that you have one or more directors, officers or members of senior management located in Hong
         Kong or China, please revise here to clearly state that is the case and identify the relevant individuals.
Consolidated Balance Sheet, page F-4

19. It appears that you present Class B Redeemable ordinary share as equity. Please expand your disclosure to describe the redemption feature of your Class B Redeemable ordinary shares and tell us how you determined that these redeemable shares meet the conditions in IAS 32 to be classified as equity.
Consolidated Statement of Changes in Equity, page F-5

20. You state in the registration statement that 950,100 Class A ordinary shares were issued and outstanding as of the date of this prospectus and 950,099 Class A ordinary shares were issued to Lap Sun Wong and new shareholders on December 1, 2023. Please tell us how you determined that 684,300 Class A ordinary shares were issued and outstanding as of March 31, 2022 and 2023.
Notes to Consolidated Financial Statements
Note 1 - Organization and Business Description
Reorganization, page F-7

21. You considered the reorganization completed on December 7, 2023 as a recapitalization of entities under common control in accordance with ASC 805-50-25. Please describe the ownership structure of each entity and the common controlling interest among all entities.
 Lap Sun Wong
FirstName
Hong KongLastNameLap     Sun  Wong
             Pharma Digital Technology Holdings Ltd
Comapany
April       NameHong Kong Pharma Digital Technology Holdings Ltd
       26, 2024
April 626, 2024 Page 6
Page
FirstName LastName
Note 3 - Significant Accounting Policies
Revenue recognition, page F-10

22. Please revise your disclosure for revenues from resale of pharmacies (procurement and distribution) to describe in greater detail the nature, significant terms, and performance obligations. Please clarify whether the term pharmacies refers to OTC pharmaceutical products. Please ensure that your revised disclosure is specific as to the nature of your performance obligation(s) and explain how you are compensated in these arrangements.
         Refer to paragraph 119 of IFRS 15.
Note 4 - Significant Management Judgement in Applying Accounting Policies Allowance for Bad and Doubtful Debts, page F-18

23. We note your trade receivables were $1,646,491, or 48% of total assets and there was no bad debt provision or write- offs during the year ended March 31, 2023. Please revise your disclosure to include both the contractual and customary payment terms of your trade receivable as well as your accounting policy for writing-off trade receivables deemed to be uncollectible.
Note 30 - Events After the Balance Sheet, page F-33

24. You disclose that you issued 265,800 Class A shares to different parties on December 1,
         2023. It appears to be inconsistent with your disclosure elsewhere in the registration statement that an additional 950,099 Class A ordinary shares were allotted and issued to
         Lap Sun Wong and new shareholders on December 1, 2023. Please revise to reconcile the difference.
General

25. Please provide us with supplemental copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the
         Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.
26. Please revise the resale prospectus cover page to include the information from the public offering prospectus cover pages related to your operations in China or Hong
         Kong, including the disclosure related to your organizational structure, how you will refer to the holding company and subsidiaries and how cash is transferred in your organization.
27. We note your placeholder for the initial public offering price range on the Public Offering
         Prospectus cover page, indicating that the initial public offering price will not be fixed at the time of effectiveness. However, the Resale Prospectus cover page appears to refer to an assumed, fixed public offering price. Please tell us whether the Resale Shareholders plan to sell their shares at a fixed price until your ordinary shares are listed or quoted on
 Lap Sun Wong
Hong Kong Pharma Digital Technology Holdings Ltd
April 26, 2024
Page 7
         an established public trading market, and if so, please confirm that you will specify prior to effectiveness the fixed price at which or price range within which Resale Shareholders will sell their shares and revise the Resale Prospectus cover page as applicable. Refer to
         Item 501(b)(3) of Regulation S-K. In the alternative, please confirm that the Resale
         Shareholders will not make any sales until the shares are listed on Nasdaq, and revise your
         Resale Prospectus cover page to clarify as much, remove the reference to a fixed price and state that such Resale Shareholders will sell their shares at market prices once listing and trading of your shares begins.
       Please contact Nasreen Mohammed at 202-551-3773 or Suying Li at 202-551-3335 if you
have questions regarding comments on the financial statements and related matters. Please contact Rucha Pandit at 202-551-6022 or Mara Ransom at 202-551-3264 with any other questions.



FirstName LastNameLap Sun Wong                    Sincerely,
Comapany NameHong Kong Pharma Digital Technology Holdings Ltd
                                                  Division of Corporation
Finance
April 26, 2024 Page 7                             Office of Trade & Services
FirstName LastName